

Mail Stop 3030

July 21, 2017

Tyler Wilson, Esq.
General Counsel
MagneGas Corporation
11885 44th Street North
Clearwater, FL 33762

> **Re:** **MagneGas Corporation**
> **Registration Statement on Form S-1**
> **Filed June 30, 2017**
> **File No. 333-219138**

Dear Mr. Wilson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. It appears that you started the offer and sale of the of the Series C Convertible Preferred Stock privately, since (a) the Series C Preferred Warrants were immediately convertible when issued and (b) you completed the sale of the warrants in an unregistered transaction. As a result, you may only register the resale of the Series C Convertible Preferred Stock, rather than the issuance thereof. Please amend your registration statement accordingly or advise.

2. Further, since the Series C Convertible Preferred Stock may be immediately converted into underlying common stock, any sale of the Series C Convertible Preferred Stock also includes the underlying common stock. As such, you should also either register the underlying common with the preferred, or establish the same exemption from registration. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Caleb French at 202-551-6947 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery